

September 27, 2013

Via E-Mail
Yoel Eliyahu
Chief Executive Officer
Stella Blu, Inc.
270 Greyson Place
Teaneck, New Jersey, 07666

> **Re:** **Stella Blu, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2013**
> **File No. 333-190215**

Dear Mr. Eliyahu:

We have reviewed your amended registration statement and response letter dated September 11, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated August 23, 2013.

Cover Page

1.   Please revise your disclosure in the first paragraph to clarify that the shares offered by the company will be sold at a fixed price of $0.10 per share for the duration of the offering and name the officer/director who will sell the company's shares.

2.   We note your revisions in response to prior comment 3. Please disclose your shell company status in this section.

Risk Factors, page 4

3.   Please include risk factor disclosure addressing the risk to the company regarding its ability to sell up to 1,000,000 shares in light of the concurrent secondary offering. Specifically, please discuss the risk to the company posed by the secondary offering in the event your shares are quoted on the OTCBB and selling shareholders are able to sell their shares at lower market or privately negotiated prices.

"We will need additional funding in the future…," page 5

4.   We note your disclosure that you believe that your existing cash, cash equivalents, and short-term investments, together with any amounts received from this offering, any amounts lent to you by your chief executive officer, and cash flows from patent licensing and enforcement, and other potential sources of cash flow will be sufficient to enable you to engage in your patent licensing and enforcement activities for at least 12 months. Please revise your disclosure here

and in Capital Resources and Liquidity to ensure that your evaluation is based on your <u>current</u> cash resources. Your revised disclosure should specifically state the number of months your cash resources, as of the most recent practicable date, will fund and the dollar amount needed to fund up to 12 months of operations.

<u>Use of Proceeds, page 14</u>

5.   Your tabular disclosure appears to be based on gross proceeds rather than net proceeds. Ensure that your allocation of proceeds is based on net proceeds.

6.   In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes.

<u>Description of Business</u>

<u>Sources of Target Business, page 18</u>

7.   Although we note your amended disclosure stating that Mr. Eliyahu has worked with high tech companies since 1993, we reissue prior comment 21, insofar as your disclosure does not provide specific information with regard to management's experience in soliciting these types of entities for the stated purposes.

<u>Legal and Regulatory Environment</u>

<u>Our patented technologies face uncertain market value, page 22</u>

8.   Revise your caption to reflect the fact that you do not own any patented technologies.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Capital Resources and Liquidity, page 24</u>

9.   We note your amended disclosure stating that you have received a commitment from your chief executive officer to lend you funds. Please file any corresponding written agreement, and discuss the extent to which this commitment is enforceable. If the agreement is not enforceable, please revise your disclosure to clarify this and to state clearly that your chief executive officer Mr. Eliyahu is under no obligation to provide any such funds to the company. Ensure that the limitations and risks related to this agreement are disclosed in your prospectus summary and throughout, as applicable.

Exhibits, page 32

Exhibit 5.1

10.   The opinion of counsel does not appear to opine on the shares to be offered by the registrant. Please have counsel revise the opinion to state whether the shares offered by the registrant, when sold, will be legally issued, fully paid and non-assessable. Refer to Item 601(b)(5)(i) of Regulation S-K, and Section II.B.1 of Staff Legal Bulletin No. 19.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel

cc: Via E-Mail
        Carl Sherer, Esq.
        Rimon P.C.